UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Five Prime Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X 10 4

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,053,693 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,053,693 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,693 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Consists of 417,679 shares of common stock held by HealthCap BIS, 42,172 shares of common stock held by HealthCap KB, 578,039 shares of common stock held by HealthCap IV, and 15,803 shares of common stock held by OFCO. HealthCap IV GP SA, L.L.C. (“HealthCap GP”) is the general partner of HealthCap BIS and HealthCap IV, and has voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV. HealthCap IV GP AB, L.L.C. (“HealthCap AB”) is the general partner of HealthCap KB and has voting and dispositive control over the shares held by HelathCap KB. Francois Kaise and Peder Fredrikson, the members of the board of HealthCap GP, may be deemed to possess voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV, and may be deemed to have indirect beneficial ownership of the shares held by such entities. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and dispositive control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by such entity. HealthCap GP and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap BIS, and HealthCap IV, except to the extent of their respective actual pecuniary interest therein. HealthCap AB and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap KB except to the extent of their respective actual pecuniary interest therein. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFCO AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFCO AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO, except to the extent of their respective actual pecuniary interest therein.
(3)	This percentage is calculated based upon 16,842,134 shares of Common Stock outstanding as of December 31, 2013 based on disclosure in the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on February 3, 2014.

Page 2 of 9 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV, K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweeden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,053,693 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,053,693 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,693 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Consists of 417,679 shares of common stock held by HealthCap BIS, 42,172 shares of common stock held by HealthCap KB, 578,039 shares of common stock held by HealthCap IV, and 15,803 shares of common stock held by OFCO. HealthCap IV GP SA, L.L.C. (“HealthCap GP”) is the general partner of HealthCap BIS and HealthCap IV, and has voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV. HealthCap IV GP AB, L.L.C. (“HealthCap AB”) is the general partner of HealthCap KB and has voting and dispositive control over the shares held by HelathCap KB. Francois Kaise and Peder Fredrikson, the members of the board of HealthCap GP, may be deemed to possess voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV, and may be deemed to have indirect beneficial ownership of the shares held by such entities. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and dispositive control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by such entity. HealthCap GP and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap BIS, and HealthCap IV, except to the extent of their respective actual pecuniary interest therein. HealthCap AB and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap KB except to the extent of their respective actual pecuniary interest therein. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFCO AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFCO AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO, except to the extent of their respective actual pecuniary interest therein.
(3)	This percentage is calculated based upon 16,842,134 shares of Common Stock outstanding as of December 31, 2013 based on disclosure in the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on February 3, 2014.

Page 3 of 9 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,053,693 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,053,693 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,693 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Consists of 417,679 shares of common stock held by HealthCap BIS, 42,172 shares of common stock held by HealthCap KB, 578,039 shares of common stock held by HealthCap IV, and 15,803 shares of common stock held by OFCO. HealthCap IV GP SA, L.L.C. (“HealthCap GP”) is the general partner of HealthCap BIS and HealthCap IV, and has voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV. HealthCap IV GP AB, L.L.C. (“HealthCap AB”) is the general partner of HealthCap KB and has voting and dispositive control over the shares held by HelathCap KB. Francois Kaise and Peder Fredrikson, the members of the board of HealthCap GP, may be deemed to possess voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV, and may be deemed to have indirect beneficial ownership of the shares held by such entities. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and dispositive control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by such entity. HealthCap GP and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap BIS, and HealthCap IV, except to the extent of their respective actual pecuniary interest therein. HealthCap AB and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap KB except to the extent of their respective actual pecuniary interest therein. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFCO AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFCO AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO, except to the extent of their respective actual pecuniary interest therein.
(3)	This percentage is calculated based upon 16,842,134 shares of Common Stock outstanding as of December 31, 2013 based on disclosure in the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on February 3, 2014.

Page 4 of 9 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b) (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,053,693 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,053,693 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,693 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.3% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Consists of 417,679 shares of common stock held by HealthCap BIS, 42,172 shares of common stock held by HealthCap KB, 578,039 shares of common stock held by HealthCap IV, and 15,803 shares of common stock held by OFCO. HealthCap IV GP SA, L.L.C. (“HealthCap GP”) is the general partner of HealthCap BIS and HealthCap IV, and has voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV. HealthCap IV GP AB, L.L.C. (“HealthCap AB”) is the general partner of HealthCap KB and has voting and dispositive control over the shares held by HelathCap KB. Francois Kaise and Peder Fredrikson, the members of the board of HealthCap GP, may be deemed to possess voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV, and may be deemed to have indirect beneficial ownership of the shares held by such entities. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and dispositive control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by such entity. HealthCap GP and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap BIS, and HealthCap IV, except to the extent of their respective actual pecuniary interest therein. HealthCap AB and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap KB except to the extent of their respective actual pecuniary interest therein. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFCO AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFCO AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO, except to the extent of their respective actual pecuniary interest therein.
(3)	This percentage is calculated based upon 16,842,134 shares of Common Stock outstanding as of December 31, 2013 based on disclosure in the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on February 3, 2014.

Page 5 of 9 pages

Item 1.

(a)	Name of Issuer:

Five Prime Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2 Corporate Drive South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing:

HealthCap IV BIS, L.P. (“HealthCap BIS”) HealthCap IV, K.B. (“HealthCap KB”) HealthCap IV, L.P. (“HealthCap IV”) OFCO Club IV (“OFCO”)

(b)	Address of Principal Business Office or, if none, Residence:

HealthCap IV BIS, L.P. 18 Avenue d’Ouchy Lausanne, Switzerland CH-1006

HealthCap IV, K.B. c/o Odlander, Fredrikson & Co AB Strandvägen 5b, 3 tr 114 51 Stockholm Sweden

HealthCap IV, L.P. 18 Avenue d’Ouchy Lausanne, Switzerland CH-1006

OFCO Club IV c/o Odlander, Fredrikson & Co AB Strandvägen 5b, 3 tr 114 51 Stockholm Sweden

(c)	Citizenship:

HealthCap BIS is a Delaware limited partnership

HealthCap KB is a Swedish limited partnership (Kommanditbolag)

HealthCap IV is a Delaware limited partnership

OFCO is a a Swedish non-registered partnership (enkelt bolag) legally existing under the laws of Sweden. (Swedish non-registered partnerships are regulated in the Swedish Law – Lag (1980:1102) om handelsbolag och enkla bolag)

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

33830X 10 4

Page 6 of 9 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2013 and is based on 16,842,134 shares of Common Stock outstanding as of December 31, 2013 as reported in the Issuer’s Registration Statement on Form S-1as filed with the SEC on February 3, 2014.

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2, 3)
HealthCap BIS	417,679	0	417,679	0	417,679	417,679	6.3%
HealthCap KB	42,172	0	42,172	0	42,172	42,172	6.3%
HealthCap IV	578,039	0	578,039	0	578,039	578,039	6.3%
OFCO	15,803	0	15,803	0	15,803	15,803	6.3%

(1)	Consists of 417,679 shares of common stock held by HealthCap BIS, 42,172 shares of common stock held by HealthCap KB, 578,039 shares of common stock held by HealthCap IV, and 15,803 shares of common stock held by OFCO. HealthCap IV GP SA, L.L.C. (“HealthCap GP”) is the general partner of HealthCap BIS and HealthCap IV, and has voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV. HealthCap IV GP AB, L.L.C. (“HealthCap AB”) is the general partner of HealthCap KB and has voting and dispositive control over the shares held by HelathCap KB. Francois Kaise and Peder Fredrikson, the members of the board of HealthCap GP, may be deemed to possess voting and dispositive control over the shares held by HealthCap BIS and HealthCap IV, and may be deemed to have indirect beneficial ownership of the shares held by such entities. Bjorn Ingemar Odlander, Johan Rutger Christenson, Ann Christine Forsberg, Bengt Staffan Lindstrand, and Per Anders Samuelsson, the members of the board of HealthCap AB, may be deemed to possess voting and dispositive control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by such entity. HealthCap GP and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap BIS, and HealthCap IV, except to the extent of their respective actual pecuniary interest therein. HealthCap AB and each of their members of the board disclaim beneficial ownership of the shares held by HealthCap KB except to the extent of their respective actual pecuniary interest therein. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO and has voting and dispositive control over the shares held by OFCO. Bjorn Ingemar Odlander, Per Olof Eriksson, and Ann Christine Forsberg, the members of the board of OFCO AB, may be deemed to possess voting and dispositive control over the shares held by OFCO and may be deemed to have indirect beneficial ownership of the shares held by OFCO. OFCO AB and each of its members of the board disclaim beneficial ownership of the shares held by OFCO, except to the extent of their respective actual pecuniary interest therein.
(2)	Represents the number of shares of Common Stock currently underlying all Securities held by Reporting Persons.
(3)	This percentage is calculated based upon 16,842,134 shares of Common Stock outstanding as of December 31, 2013 based on disclosure in the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on February 3, 2014.

Page 7 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	HealthCap IV BIS, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	HealthCap IV, K.B. By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: February 14, 2014	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	OFCO Club IV By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Page 9 of 9 pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Tengion, Inc.

Date: February 14, 2014	HealthCap IV BIS, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	HealthCap IV, K.B. By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: February 14, 2014	HealthCap IV, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 14, 2014	OFCO Club IV By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner